Exhibit 99.1

Hongli Group Inc. Announces Pricing of Initial Public Offering

WEIFANG, CHINA, March 29, 2023 (GLOBE NEWSWIRE) -- Hongli Group Inc. (the “Company”) (NASDAQ: HLP) today announced the pricing of its initial public offering (the “Offering”) of 2,062,500 ordinary shares (the “Ordinary Shares”) at a public offering price of $4.00 per share for total gross proceeds of $8.25 million before deducting underwriting discounts and offering expenses. The Company is a holding company that, through a series of contractual arrangements, consolidates the financial results of Shandong Hongli Special Section Tube Co., Ltd. and its subsidiaries, which is one of the leading cold roll formed steel profile manufacturers in China with respect to function innovation, performance improvement, and customized manufacturing of the products, according to China Sub-Association for Cold Formed Steel Industries, a professional industrial association. The Offering is being conducted on a firm commitment basis. The Ordinary Shares have been approved for listing on The Nasdaq Capital Market and are expected to commence trading on March 29, 2023, under the ticker symbol “HLP.”

The Company has granted the underwriters an option, exercisable within 45 days from the effective date of the Company’s registration statement on Form F-1 (File No. 333-261945), as amended, in connection with the Offering (the “Registration Statement”), to purchase up to an additional 309,375 Ordinary Shares at the public offering price, less underwriting discounts and commissions, to cover over-allotment, if any. The Offering is expected to close on or about March 31, 2023, subject to the satisfaction of customary closing conditions.

EF Hutton, division of Benchmark Investments, LLC is acting as sole book-running manager for the offering.

The Company intends to use the proceeds from this Offering primarily for (i) repayment for the bank loan in connection with the Expansion Plan (as defined in the Registration Statement), (ii) a portion of the remaining Yingxuan Assets (as defined in the Registration Statement) under the Expansion Plan, (iii) product research and development, and (iv) recruitment of personnel including not only experienced personnel with solid industry background for the growth of business but experienced personnel and/or advisors with expertise in U.S. GAAP and internal control and capital markets experience.

The Registration Statement has been filed with the Securities and Exchange Commission (“SEC”) and was declared effective by the SEC on March 28, 2023. The Offering is being made only by means of a prospectus. Copies of the final prospectus relating to the Offering, when available, may be obtained from EF Hutton, Attn: Syndicate Department, 590 Madison Avenue, 39th Floor, New York, NY 10022, or via email at syndicate@efhuttongroup.com or telephone at (212) 404-7002. In addition, a copy of the prospectus relating to the Offering may be obtained via the SEC’s website at www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Hongli Group Inc.

Hongli Group Inc. is a Cayman Islands holding company with no operation on its own. The Company consolidates the financial results of Shandong Hongli Special Section Tube Co., Ltd. and its subsidiaries (collectively, the “VIE”) through a series of contractual arrangements. The VIE is one of the leading cold roll formed steel profile manufacturers with operating subsidiaries in China. The VIE designs, customizes and manufactures cold roll formed steel profiles for machineries and equipment in a variety of sectors, including but not limited to mining and excavation, construction, agriculture and transportation. The VIE has over 20 years operating history, with customers in more than 30 cities in China and a global network with South Korea, Japan, U.S. and Sweden. The VIE currently has 11 lines of cold roll forming production lines and produces a variety of distinct profile products in a broad range of materials, sizes and shapes.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate,” “continue” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. These forward-looking statements include, without limitation, the Company’s statements regarding the expected trading of its Ordinary Shares on the Nasdaq Capital Market and the closing of the Offering. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the Registration Statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Company Info:

Hongli Group Inc.

Ms. Haining Wang

Email: ir@hongli-profile.com

Mobile: +86-13721971703 (from China)

+1-281-250-4349 (from U.S.)